Exhibit 99.2

JPMorgan Chase Bank, N.A., Depositary
PO Box 64873 Saint Paul MN 55164-0873

Address change ☐ Mark box, sign, and indicate changes/comments below:

NICE Ltd.

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING ORDINARY SHARES OF
NICE Ltd.

Special General Meeting of Shareholders

PLEASE FOLD HERE

	FOR	AGAINST	ABSTAIN
By voting, by means of the enclosed proxy card or aVvoting instruction form, each shareholder will be deemedBto confirm that such shareholder is NOT a controlling shareholder and does NOT have a relevant personal interest in Proposal 1 and Proposal 2. If you are a controlling shareholder or have a relevant personal interest in the above proposals (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally), please notify the Company's Corporate Secretary and General Counsel, at +972-9-775-3777 or Alon.Levy@nice.com or, if you hold your ADSs in "street name," you may contact the representative managing your account, who would then notify us on your behalf.

Res. 1. To approve the Company's Compensation Policy for executive officers and directors;	☐	☐	☐

Res. 2. To approve the CEO Compensation Terms.	☐	☐	☐

Sign below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

AGENDA

Special General Meeting of Shareholders

1. To approve the Company's Compensation Policy for executive officers and directors;

2. To approve the CEO Compensation Terms.

NICE Ltd. JPMorgan Chase Bank, N.A., Depositary PO Box 64873, Saint Paul MN 55164-0873	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that a Special General Meeting of Shareholders (the “Meeting”) of NICE Ltd. (the “Company”) will be held at the offices of the Company, at 13 Zarchin Street, Ra’annana, Israel, on Thursday, May 28, 2026, at 3:00 p.m. (local time), for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST or to ABSTAIN from voting on the Resolutions to be proposed, or any of them, at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from voting on the Resolutions, or any of them, as the case may be.

The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 9:00 a.m. (Eastern Time), May 26, 2026. Only the registered holders of record at the close of business on April 30, 2026, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record at the close of business on April 30, 2026, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein.

Please see the Company’s Proxy Statement, which is available on their web site at www.nice.com.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 9:00 a.m. (Eastern Time), May 26, 2026, and you are advised to forward the Voting Instruction Card to thevDepositary sufficiently in advance for it to arrive on time.
JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.